Exhibit 99.1

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com

Retalix Announces Third Quarter 2011 Results

16% Revenue Growth and Record Quarterly Revenues; 20% Growth in
Net Income (Non-GAAP) vs. Q3 2010; Retalix Expects to Exceed
Guidance for Total Revenues in 2011

RA'ANANA, Israel, November 2, 2011 -- Retalix® Ltd. (NasdaqGS:RTLX), a leading global provider of software and services to high volume, high complexity retailers, announced today results for the third quarter and first nine months of 2011 ended September 30, 2011.

Summarized financial highlights for the third quarter:

•	Total Revenues were up 16% to $61.6 million, compared with $52.9 million in the third quarter of 2010.

•
Adjusted Income from Operations (Non-GAAP)* was $5.5 million, compared to $5.3 million in the third quarter of 2010, while Retalix continues to invest in its growth engines and strategic projects for customers.

•	Income from Operations (GAAP) was $3.0 million, after M&A expenses and related costs, compared to $3.4 million in the third quarter of 2010.

•
Financial Income was $1.1 million, as a result of the net impact of currency fluctuations on the value of the Company’s non-dollar assets, currency translation costs, and interest income.  This compares to a financial income of $2.7 million in the third quarter of 2010.

•	Adjusted Net Income (Non-GAAP)* was $7.7 million, or $0.31 per diluted share, compared to $6.5 million, or $0.27 per diluted share, in the third quarter of 2010.

•	GAAP Net Income was $5.5 million, or $0.22 per diluted share, versus $4.7 million, or $0.19 per diluted share, in the third quarter of 2010.

•	Cash Flow from Operating Activities was $4.1 million.

•
Balance Sheet remained strong with $132.5 million in cash and cash equivalents, deposits, marketable securities and long-term investments as of September 30, 2011, after the $18.95 million cash used in the acquisition of MTXEPS, and no debt.

Shuky Sheffer, Chief Executive Officer of Retalix, said, “It was another quarter of sequential growth for Retalix.  We reported strong growth and record quarterly revenues for the company.  We are achieving good, consistent results and solid execution across the company.  Each of the growth engines we defined for Retalix are firing and beginning to contribute to results, and this is now happening in all our geographies and across our lines of business.  We are pleased with the market response to our offerings as we continue to win new customers for our products and services including our Systems Integration services, SaaS and Global Payments products and services.  We are building traction in our markets and our pipeline continues to grow.”

Hugo Goldman, the Company's Chief Financial Officer, said, “We had solid financial performance in the quarter with strong growth in revenues and net income, good cash generation, strong collections and improved DSO.  We generated $4.1 million in cash flow from operations during the third quarter.  We also continued to maintain our operating margin, while we are in the midst of intensive investments in our growth engines, personnel and strategic projects for our customers and prospects.  Our balance sheet continues to be strong and with over $20 million in cash flow from operations during the first nine months of the year and we have the resources to continue to grow our operations to meet the opportunities in our markets.”

Outlook for FY 2011

Sheffer added, “We are pleased with our progress and we believe our results in the third quarter and for the year-to-date demonstrate the strong market response that we are building for our offerings.  Contributions coming from our growth engines, balanced performance across our lines of business and the positive response from our customers and prospects are all contributing to the growth in our organically generated revenues.  As expected, our recent acquisition of MTX has only had a minimal impact so far, but we are pleased with our progress with our global payments software offering after the acquisition and expect its contribution to grow going forward.

“All of this is now giving us confidence that we will exceed our guidance for total revenues in 2011, and we also expect profitability in 2011 to be similar to 2010.”

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the third quarter and first nine months of 2011 on Wednesday, November 2nd at 9:00 am Eastern Time (3:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores.  The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.  Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics.  By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas.  Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com.  Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries.

* Note Regarding the Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, operating margin, net income and earnings per diluted share, which are adjustments from results based on GAAP to exclude acquisition related costs, non-cash equity based compensation and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release.

Safe Harbor for Forward-Looking Statements:
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2011" including our expected results, expected demand and opportunities, future expansion of product offerings and services, and future strategic plans and positioning, and the expected contributions from our acquisition of MTXEPS, all involve forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's and MTXEPS’ anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2010, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	U.S. $ in thousands (except per share data)
REVENUES:
Product sales	37,637	42,988	13,557	15,979	58,000
Services	135,899	110,597	48,006	36,916	149,374
Total revenues	173,536	153,585	61,563	52,895	207,374
COST OF REVENUES:
Cost of product sales	23,358	26,074	8,147	9,793	34,974
Cost of services	77,630	65,847	28,120	22,276	88,526
Total cost of revenues	100,988	91,921	36,267	32,069	123,500
GROSS PROFIT	72,548	61,664	25,296	20,826	83,874
OPERATING EXPENSES:
Research and development – net	23,397	21,709	8,333	7,308	29,657
Selling and marketing	18,793	12,308	6,841	3,925	17,338
General and administrative	20,269	17,972	7,152	6,178	24,635
Other (income) expenses – net	(65)	(1)	-	22	(181)
Total operating expenses	62,394	51,988	22,326	17,433	71,449
INCOME FROM OPERATIONS	10,154	9,676	2,970	3,393	12,425
FINANCIAL INCOME, net	1,216	1,516	1,104	2,664	3,509
INCOME BEFORE TAXES ON INCOME	11,370	11,192	4,074	6,057	15,934
TAX INCOME (EXPENSES)	(388)	(2,650)	1,539	(1,283)	(4,667)
INCOME AFTER TAXES ON INCOME	10,982	8,542	5,613	4,774	11,267
SHARE IN INCOME OF AN ASSOCIATED COMPANY	38	5	-	3	25
NET INCOME	11,020	8,547	5,613	4,777	11,292
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(441)	(379)	(151)	(99)	(505)
NET INCOME ATTRIBUTABLE TO RETALIX LTD.	10,579	8,168	5,462	4,678	10,787
EARNINGS PER SHARE – in U.S. $:
Basic	0.44	0.34	0.23	0.19	0.45
Diluted	0.43	0.34	0.22	0.19	0.44
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	24,197	24,094	24,254	24,099	24,102
Diluted	24,692	24,237	24,717	24,239	24,515

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2011	2010	2010
	(Unaudited)		(Audited)
	U.S. $ in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	85,997	60,524	77,066
Short-term deposits	46,000	57,000	55,000
Marketable securities	9	1,950	2,012
Accounts receivable:
Trade	60,358	61,904	55,536
Other	1,947	4,721	2,723
Prepaid expenses	5,245	4,155	4,436
Inventories	1,531	1,145	1,016
Deferred income taxes	4,948	4,795	4,572
Total current assets	206,035	196,194	202,361
NON-CURRENT ASSETS :
Long-term receivables	946	939	1,099
Long-term prepaid expenses	1,484	622	879
Long term investments	498	493	494
Amounts funded in respect of employee rights upon retirement	11,939	12,006	12,855
Deferred income taxes	10,269	10,611	9,737
Other	330	275	298
Total non - current assets	25,466	24,946	25,362
PROPERTY, PLANT AND EQUIPMENT, net	16,477	14,720	15,070
GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	84,312	62,589	61,899
Total assets	332,290	298,449	304,692

RETALIX LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

	September 30		December 31
	2011	2010	2010
	(Unaudited)		(Audited)
	U.S. $ in thousands
Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loans	-	393	267
Accounts payable and accruals:
Trade	8,348	4,991	6,511
Employees and employee institutions	10,455	8,419	8,512
Accrued expenses	17,094	11,969	11,175
Other	4,670	1,846	2,145
Deferred revenues	22,835	20,185	21,366
Total current liabilities	63,402	47,803	49,976
LONG-TERM LIABILITIES :
Long-term deferred revenues	3,806	2,746	2,055
Employee rights upon retirement	16,474	15,970	16,392
Deferred income tax	274	278	271
Institutions	243	477	476
Total long-term liabilities	20,797	19,471	19,194
Total liabilities	84,199	67,274	69,170
EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: September 30, 2011 (unaudited), December 31, 2010 (audited), September 30, 2010 (unaudited) 50,000,000 shares;
issued and outstanding: - September 30, 2011 (unaudited) 24,282,272 Shares; December 31, 2010 (audited) -24,160,075 shares; September 30, 2010 (unaudited) - 24,099,829 shares	6,410	6,358	6,375
Additional paid in capital	214,869	211,563	212,429
Retained earnings	21,741	8,543	11,162
Accumulated other comprehensive income	381	528	1,110
Total Retalix shareholders’ equity	243,401	226,992	231,076
Non-controlling interest	4,690	4,183	4,446
Total equity	248,091	231,175	235,522
Total liabilities and equity	332,290	298,449	304,692

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	11,020	8,547	5,613	4,777	11,292
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,335	4,503	1,615	1,440	5,989
Losses from sale of property, plant and equipment	-	-	-	-	21
Share in income of an associated company	(38)	(5)	-	(3)	(25)
Stock based compensation expenses	1,791	2,988	607	1,055	3,855
Changes in accrued liability for employee rights upon retirement	1,307	1,812	(414)	1,590	2,243
Losses (gains) on amounts funded in respect of employee rights upon retirement	681	(408)	1,139	(555)	(1,365)
Deferred income taxes - net	(931)	1,738	(2,231)	787	2,854
Net decrease (increase) in marketable securities	22	144	(1)	80	(99)
Other	36	175	112	3	172
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	(3,159)	(6,777)	(2,690)	(3,292)	(598)
Other (including the non-current portion)	(1,234)	4,822	(410)	4,854	6,781
Increase (decrease) in accounts payable and accruals:
Trade	1,611	(2,050)	2,200	(1,555)	(530)
Employees, employee institutions and other	2,421	(330)	10	1,480	(979)
Decrease (increase) in inventories	(514)	346	(486)	187	472
Increase (decrease) in long-term institutions	(233)	1	(233)	-	-
Increase (decrease) in deferred revenues	2,893	3,143	(746)	2,445	3,638

Net cash provided by operating activities - forward	20,008	18,649	4,085	13,293	33,721

RETALIX LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
	U.S. $ in thousands
Net cash provided by operating activities - brought forward	20,008	18,649	4,085	13,293	33,721
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	-	-	-	-	180
Investment in short term deposits	9,000	(57,000)	32,000	(25,000)	(55,000)
Investment in available-for-sale marketable securities	1,978	(1,679)	-	-	(1,679)
Business purchased net of cash acquired	(16,930)	-	(16,930)	-	-
Purchase of property, plant, equipment and other assets	(3,841)	(1,657)	(2,048)	(620)	(2,566)
Amounts funded in respect of employee rights upon retirement, net	(1,420)	(976)	(388)	(390)	(855)
Changes in restricted deposits	-	(179)	-	(249)	(179)
Net cash provided by (used in) investing activities	(11,213)	(61,491)	12,634	(26,259)	(60,099)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(273)	(123)	-	-	(242)
Issuance of share capital to employees and non-employees resulting from exercise of options	683	3	611	(4)	22
Short-term loan - net	-	(167)	-	(54)	(170)
Net cash provided by (used in) financing activities	410	(287)	611	(58)	(390)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(274)	(22)	(765)	534	159
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,931	(43,151)	16,565	(12,490)	(26,609)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	77,066	103,675	69,432	73,014	103,675
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	85,997	60,524	85,997	60,524	77,066

    Supplemental information on investing activities not involving cash flows:

Acquisition Date (July 26, 2011)
U.S. $ in thousands
Acquisition of subsidiaries consolidated for the first time *:

Assets and liabilities of the subsidiary at date of acquisition:
Working capital (excluding cash and cash equivalents)	1,607
Fixed assets	552
Long-term liabilities	(412)
Goodwill arising on acquisition and intangible assets	(23,601)
(21,854)
Less: Earn-out payment	4,924
Net cash paid	(16,930)

*	In accordance with ASC 805, the Company still evaluate the business combination within the measurement period, which is yet to be finalized.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix’ non-GAAP results reconciled to GAAP results:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands (except share and per share data)
OPERATING INCOME
GAAP Operating income	10,154	9,676	2,970	3,393	12,425
GAAP Operating margin	5.9%	6.3%	4.8%	6.4%	6%
Plus:
Amortization of acquisition-related intangible assets	2,322	2,609	874	860	3,494
Stock based compensation expenses	1,791	2,988	607	1,055	3,855
Acquisition related costs	1,032	-	1,032	-	-
Non-GAAP Operating income	15,299	15,273	5,483	5,308	19,774
Non-GAAP Operating margin*	8.8%	9.9%	8.9%	10.0%	9.5%

NET INCOME
GAAP Net income	10,579	8,168	5,462	4,678	10,787
Plus:
Amortization of acquisition-related intangible assets	2,322	2,609	874	860	3,494
Stock based compensation expenses	1,791	2,988	607	1,055	3,855
Acquisition related costs	1,032	-	1,032	-	-
Less:
Income tax effect of amortization of acquisition-related intangible assets	(663)	(851)	(90)	(284)	(1,366)
Tax expenses (income) effect of stock based compensation expenses	136	160	148	141	283
Tax expenses effect of acquisition related costs	(294)	-	(294)	-	-
Non-GAAP Net income	14,903	13,074	7,739	6,450	17,053

NET INCOME PER DILUTED SHARE
GAAP Net income per diluted share	0.43	0.34	0.22	0.19	0.44
Plus:
Amortization of acquisition-related intangible assets	0.09	0.11	0.03	0.04	0.14
Stock based compensation expenses	0.07	0.12	0.02	0.04	0.16
Acquisition related costs	0.04		0.04
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.03)	(0.04)	-	(0.01)	(0.05)
Income tax effect of stock based compensation expenses	0.01	0.01	0.01	0.01	0.01
Tax expenses effect of acquisition related costs	(0.01)	-	(0.01)	-	-
Non-GAAP Net income per diluted share	0.60	0.54	0.31	0.27	0.70

Shares used in computing diluted net income per share (in thousands)	24,692	24,237	24,717	24,239	24,515

*
We calculate Non-GAAP Operating margin by dividing Non-GAAP Operating income (reconciled to GAAP operating income above) by revenues.  For the quarter and nine months ended September 30, 2011, this resulted in a Non-GAAP Operating margin of 8.9% and 8.8%, respectively, calculated as follows: $5,483/$61,563 = 8.9% and $15,299/$173,536 = 8.8%.

RETALIX LTD.

UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	24	21	9	8	26
Cost of services	245	212	90	82	252
Research and development	93	76	36	22	101
Selling and marketing	308	394	106	135	518
General and administrative	1,121	2,285	366	808	2,958
Total	1,791	2,988	607	1,055	3,855

The following table shows the classification of amortization of acquisition-related intangible assets:

	Nine months ended September 30		Three months ended September 30		Year ended December 31
	2011	2010	2011	2010	2010
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	U.S. $ in thousands
Cost of product sales	1,672	1,858	605	602	2,483
Cost of services	587	652	212	211	872
General and administrative	63	99	57	47	139
Total	2,322	2,609	874	860	3,494

Acquisition related costs are attibutable to the acquisition of MTXEPS, LLC. Retalix acquired MTXEPS’s shares on July 26, 2011 for approximately $18.95 million in cash and additional cash consideration of up to $6 million may be paid over the course of the next two years based on the achievement of certain performance metrics.